SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Titan Energy, LLC
(Name of Issuer)

Common Shares Representing Limited Liability Company Interests
(Title of Class of Securities)

88829M105
(CUSIP Number)

Brian Meyer
Fir Tree Inc.
505 Fifth Avenue, 23rd Floor
New York, NY 10017
(212) 599-0090

Marc Weingarten, Esq.
Eleazer Klein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 28, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 4 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88829M105	SCHEDULE 13D/A	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON Fir Tree Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,071,123 Common Shares
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,071,123 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,071,123 Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.8%
14	TYPE OF REPORTING PERSON IA, CO

CUSIP No. 88829M105	SCHEDULE 13D/A	Page 3 of 4 Pages

This Amendment No. 1 ("Amendment No. 1") amends the statement on Schedule 13D filed on September 12, 2016 (the "Original Schedule 13D", and as amended hereby, the "Schedule 13D") with respect to the Common Shares Representing Limited Liability Company Interests (the "Common Shares"), of Titan Energy, LLC, a Delaware limited liability company (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D. This Amendment No. 1 updates the percentage set forth on row (11) of the Reporting Person's cover page based upon information received from the Company as to the current number of outstanding Common Shares.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Common Shares and percentages of the Common Shares beneficially owned by the Reporting Person. The percentages used in this Schedule 13D are calculated based upon 5,416,667 Common Shares reported to be outstanding as of the Effective Date in the Form 8-K and based upon information received from the Company.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Common Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Except as described in Item 4, the Reporting Person has not effected any transaction in the Common Shares within the past sixty days.

(d)	No person other than the Reporting Person and the Fir Tree Funds is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Shares held by the Fir Tree Funds.

(e)	Not applicable.

CUSIP No. 88829M105	SCHEDULE 13D/A	Page 4 of 4 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 28, 2016

FIR TREE INC.

/s/ James Walker
Name: James Walker
Title: Managing Director